Exhibit No. 12
FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Twelve Months Ended June 30

(dollars in millions)	2007	2006

Earnings, as defined:
Net income	$318	$361
Fixed charges, as below	160	150
Income taxes	169	184

Total earnings, as defined	$647	$695

Fixed Charges, as defined:
Interest on long-term debt	$145	$134
Other interest	11	12
Imputed interest factor in rentals — charged principally to operating expenses	4	4

Total fixed charges, as defined	160	150

Preferred dividends, as defined	2	2

Total fixed charges and preferred dividends combined	$162	$152

Ratio of Earnings to Fixed Charges	4.04	4.64

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.99	4.57